Exhibit 99.4
152-158 St Georges Terrace
Perth 6000
Western Australia
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Press release

Rio Tinto awards $200 million mining contract to indigenous joint venture
18 December 2009
Rio Tinto has awarded a major new mining contract in its Pilbara iron ore operations to a joint venture between native title holders the Eastern Guruma and mining services company NRW.
The $200 million contract to build, mine and transport iron ore from Rio Tinto’s Western Turner Syncline deposit is the first significant mining joint venture for the Eastern Guruma people, and continues the comprehensive Rio Tinto commitment to indigenous contracting in the Pilbara region.
NRW and Eastern Guruma will build a haul road and truck the ore 15 kilometres to the Tom Price mine for processing and blending with other Pilbara Blend stocks. Required regulatory approvals are being finalised and production is expected to start in July 2010, delivering six million tonnes of high-grade (>60% Fe) iron ore per year.
The four-year contract has been designed to increase Eastern Guruma equity in the joint venture from 25 to 35 per cent as the group builds capacity in mining services. Mandated employment levels will rise each year giving an average of 27 per cent Aboriginal employment across the four-year contract. It also includes a $6 million component specifically for training the Eastern Guruma to develop stand-alone proficiency, and there is potential for the project to become a 50/50 JV.
Rio Tinto Iron Ore chief executive Sam Walsh said: “This is a great initiative. It enables a local Aboriginal contractor as part of the joint venture to develop and mine the Western Turner Syncline deposit. It will allow the Eastern Guruma people to develop capacity in mining services, and have increased participation in the resource development taking place on their country.”
“It is also an important production step for us. Western Turner Syncline will provide high-grade iron ore which will be processed and blended using existing infrastructure in Tom Price and, together with upgrades of rail and port capacity, will support an increase in our production capacity in the Pilbara to 230 million tonnes a year.”
In 2009 Rio Tinto will spend more than $110 million through indigenous contractors in the Pilbara, with nearly $50 million of that being directed through companies affiliated with the Pilbara Aboriginal Contractors Association. A further $10.5 million will be spent on education and training initiatives.
“This new contract helps ensure the wealth from mining is shared among the traditional owner groups of the region. More importantly, it adds to the wealth of knowledge and experience we need to establish among indigenous businesses in the Pilbara to ensure sustainable, successful operations for years to come.”
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Registered in Australia Rio Tinto Limited 120 Collins Street Melbourne 3000 Australia ABN 96 004 458 404

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Rio Tinto employs more than 650 Aboriginals in its iron ore business, making it the largest non-government employer of indigenous workers in the state, with a particular emphasis on attracting and retaining local people in the Pilbara.
“Rio Tinto considers indigenous participation the highest priority, and we willingly acknowledge this involves an educative component to our projects and operations. We have made it clear to all our aspiring partners and suppliers that, along with the highest safety standards and efficiency, a significant indigenous involvement is critical.”
“The Western Turner Syncline project is a major step in delivering on that commitment. There will be more.”
About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
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